EXHIBIT 99.1

VOX ROYALTY ANNOUNCES RECORD 2025 ANNUAL AND QUARTERLY RECEIPTS AND EXCEEDS ANNUAL GUIDANCE

All amounts in U.S. dollars unless otherwise indicated

DENVER – February 3, 2026 – Vox Royalty Corp. (NASDAQ: VOXR) (TSX: VOXR) (“Vox” or the “Company”), a returns focused mining royalty and streaming company, is excited to announce that it has delivered record preliminary full year 2025 royalty and net precious metal receipts1 of $16.6 million, exceeding annual guidance of $13 – $15 million and marks a 50% increase over fiscal year 2024. The Company is also pleased to report that in January 2026, it paid down the full outstanding balance of $6.7 million under its BMO credit facility, which is now fully undrawn with capacity up to $75 million including the accordion feature.

Kyle Floyd, Chief Executive Officer stated: “We are excited to share these record figures, exceeding guidance and rapid debt repayment with investors, capping off a highly productive 2025 which included record transactional activity, record capital deployed and strong fundamental organic growth in our asset portfolio. We understand that 2026 is a year that brings higher investor expectations that are built upon the success and momentum of 2025. Our management team is energized by this challenge – unearthing mispriced value in royalties and streams to increase per share returns remains our key motivator. I look forward to expanding on these themes in our upcoming Shareholder Letter, which we expect to release next week.”

Record preliminary 2025 royalty and net precious metal receipts1 of $16.6 million (+50% vs. 2024) is comprised of:

•	$12 million from royalty revenue (2024: $11 million).
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$4.6 million in net precious metal income (2024: $nil) from the gold portfolio that was acquired on September 26, 2025. The Company realized average net precious metal income of $91.06/oz2 for the period. This compares to the previous owners realizing an annual average of between $24.00/oz and $49.20/oz in fiscal 2023 through June 2025.

	o	Net precious metal income comprises gross sales of refined gold of $168.3 million less payments to operators for the refined gold of $163.7 million.

•	Commodity mix breakdown:

o	Gold and silver: 55%
o	Other (predominantly copper and iron ore): 45%

Record preliminary Q4 2025 royalty and net precious metal receipts1 of $7.4 million (+150% vs. Q4 2024) is comprised of:

•	$3 million from royalty revenue (Q4 2024: $2.9 million).
•	$4.4 million in net precious metal income (Q4 2024: $nil). The company realized average net precious metal income of $93.71/oz2 in the fourth quarter of 2025.

o	Net precious metal income comprises gross sales of refined gold of $168.1 million less payments to operators for the refined gold of $163.7 million.

•	Commodity mix breakdown:

o	Gold and silver: 75%
o	Other (predominantly copper & iron ore): 25%

1 Royalty and net precious metal receipts is a non-GAAP measure that is not a standardized financial measure under IFRS. For a description of the composition and usefulness of this non-GAAP measure and a reconciliation to revenue see “Note Regarding Certain Measures of Performance” below.

2 Average net precious metal income per ounce is a non-GAAP measure that is not a standardized financial measure under IFRS. For a description of the composition and usefulness of this non-GAAP measure and a reconciliation to revenue see “Note Regarding Certain Measures of Performance” below.

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2026 Guidance Timing and Corporate Update

The Company expects to release its 2026 annual guidance on its expected royalty and net precious metal income for fiscal year 2026 on March 5, 2026.

In Q4 2025, Vox incurred an impairment charge of $764,016 on its Brits vanadium royalty asset located in South Africa, which was acquired in 2020. This impairment is as a result of the prior operator Bushveld Minerals (subject to Business Rescue Plan) electing not to progress the Brits project and a subsequent operator (Sable Exploration and Mining Limited) relinquishing their prospecting right application in Q4 2025 following significant delays with the Department of Mineral Resources and Energy in South Africa.

About Vox

Vox is a returns focused mining royalty and streaming company with a portfolio of over 70 assets spanning nine jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 30 separate transactions to acquire over 70 assets.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd	Pascal Attard
Chief Executive Officer	Chief Financial Officer
info@voxroyalty.com (720) 602-4223	pascal@voxroyalty.com (720) 602-4223

Cautionary Note Regarding Preliminary Financial Information

This press release contains preliminary financial information for the three months and year ended December 31, 2025 (the “Preliminary Information”), and the Preliminary Information included herein is based only upon the information available to the Company as of the date of this press release. The Preliminary Information contained herein is not a comprehensive summary of our financial results for the applicable periods. We caution you that the Preliminary Information presented herein has not yet been approved by our board of directors and our external auditors have not yet completed the year-end audit or reviewed or audited the Preliminary Information included in this press release. Although we do not foresee any material changes to the information presented above, the Company’s actual results may differ from the Preliminary Information contained herein, due to certain factors, including but not limited to non-receipt of accounts receivable, and we can provide no assurance that there will be no adjustments that may change this information when our 2025 annual financial statements are made available. In addition, our presentation of preliminary Q4 and year-end royalty and net precious metal receipts1 does not include a presentation of expenses or net income (loss), which remain subject to completion of our year-end audit procedures.

Cautionary Statements to U.S. Securityholders

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation, and are referred to herein as “forward-looking statements". Any statements, other than statements of historical fact, that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance, or activities or developments that could, or may or will occur are “forward-looking statements”. When used in this press release, the words or phrases such as “expect”, “anticipate”, “plan”, “estimate”, “intend”, "achieve", "aim", "commit", "forecast", "future", "guide", "potential", "schedule", "target", "track", or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, and similar expressions, may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

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The forward-looking statements in this press release include, but are not limited to, statements relating to Vox’s estimated and final royalty and net precious metal receipts1 for the fourth quarter and full year ended December 31, 2025; expectations regarding investor expectations, market conditions and performance in 2026; Vox’s business strategy, objectives and plans, including its ability to identify mispriced royalty, streaming and other assets and to increase per‑share returns; anticipated future communications with shareholders, including the content of Vox’s upcoming 2025 shareholder letter; and expectations regarding the availability of funding under Vox’s credit facility.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Vox as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward-looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in Vox’s annual information form for the financial year ended December 31, 2024 filed with Canadian securities regulators as well as: that the Company’s final results for royalty and net precious metal receipts1 for the financial year ended December 31, 2025 will not differ materially from the preliminary results presented herein; the ongoing operation of the properties in which Vox holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Vox holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions, including international trade and tariffs; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty, stream or other payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to Vox’s dividend policy; epidemics, pandemics or other public health crises, geopolitical events and other uncertainties, such as the changes to United States tariff and import/export regulations, as well as those factors discussed in the section entitled “Risk Factors” in Vox’s annual information form for the financial year ended December 31, 2024 available at www.sedarplus.ca and the SEC’s website at www.sec.gov (as part of Vox’s Form 40-F).

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking statements contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue reliance on forward looking statements and should not rely upon this information as of any other date. The forward-looking statements herein are made as of the date hereof only and while Vox may elect to, it does not assume any obligation to update or revise this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.

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Note Regarding Certain Measures of Performance

Non-GAAP Financial Measures

The Company has included certain financial performance measures, including “royalty and net precious metal receipts” and “average net precious metal income per ounce”, which do not have any standardized meaning under IFRS. These measures may not be comparable to similar measures presented by other companies, who may calculate the measures differently. See below for a reconciliation of these measures to the most directly comparable financial information reported in the annual consolidated financial statements prepared in accordance with IFRS. The non-GAAP measures defined below are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Royalty and net precious metal receipts is a non-GAAP financial measure, which is defined as including net precious metal income related to Vox’s offtake agreements, representing the proceeds the Company receives from the sale of refined gold to a third party less the purchase price paid to the mining operator for the refined gold and sales commissions, plus royalty revenue recognized during the period. Management uses royalty and net precious metal receipts to evaluate the underlying operating performance of the Company for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as revenue, investors may use royalty and net precious metal receipts to evaluate the results of the underlying business. Management believes that royalty and net precious metal receipts is a useful measure of the Company performance because it adjusts for items which management believes reflect the Company’s core operating results from period to period. Royalty and net precious metal receipts is intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Average net precious metal income per ounce is a non-GAAP financial measure, which is defined as net precious metal income related to Vox’s offtake agreements, representing the proceeds the Company receives from the sale of refined gold to a third party less the purchase price paid to the mining operator for the refined gold and sales commissions, divided by the number of gold ounces sold during the period. Management uses average net precious metal income per ounce to evaluate the underlying operating performance of the Company for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as revenue, investors may use average net precious metal income per ounce to evaluate the results of the underlying business. Management believes that average net precious metal income per ounce is a useful measure of the Company performance because it adjusts for items which management believes reflect the Company’s core operating results from period to period. Average net precious metal income per ounce is intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

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